SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

15 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD. (Registrant)

Date: October 30, 2019
By: /s/ Roy Hess
Roy Hess
Chief Executive Officer

MTS Announces the Extension of a Greenshoe Option to Acquire its
Preferred Shares

Ra’anana, Israel / Powder Springs, Georgia, USA - October 30, 2019 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and call accounting, today announced that its Board of Directors approved the extension of a greenshoe option (the “Option”) held by an institutional investor.

The Option was included in a Securities Purchase Agreement executed between the Company and the institutional investor in September 2018 (the “SPA”). The Option grants the institutional investor the right to invest up to $1.5 million in the Company’s preferred shares at a price per preferred share of $1.14 during the twelve months period following the closing date of the SPA and was therefore due to expire on October 31, 2019. The Option was partially exercised by the institutional investor during 2019 in the aggregate amount of $625,000. The Option was extended by six months and is therefore scheduled to expire on April 30, 2020. The SPA was filed as Exhibit 4.5 to the Company’s annual report on Form 20-F for the year ended December 31, 2018.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and call accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements,  customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contact:

Ofira Bar, CFO

Tel: +972-9-7777-540